ESG Inc.

523 School House Road

Kennett Square, PA 19348

August 22, 2024

United States Securities and Exchange Commission

Washington, DC 20549

Re:	ESG Inc. Form 10-K Transition Report for Fiscal Year Ended December 31, 2023

Form 10-Q for Fiscal Quarter Ended June 30, 2024

File No. 000-56532

Dear Sir or Madam:

We are in receipt of your letter dated August 8, 2024 and submit the following in response to your comments:

Form 10-K Transition Report for Fiscal Year Ended December 31, 2023

Item 1. Business, page 3

Comment 1. Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Accelerating Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Accelerating Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. In addition, please add a risk factor to discuss the Accelerating Holding Foreign Companies Accountable Act.

Response 1. QI CPA LLC, an independent registered public accounting firm headquartered in the United States, and was not included in the determinations made by the PCAOB on December 16, 2021. Our auditor is currently subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis.

The following language has been added to Item 1 and to Risk Factors:

Accelerating Holding Foreign Companies Accountable Act

On December 18, 2020, the Holding Foreign Companies Accountable Act ("HFCAA") became law.  Among other things, the statute requires the SEC to identify public companies that have retained a registered public accounting firm to issue an audit report where the firm has a branch or office that: (1) is located in a foreign jurisdiction, and (2) the Public Company Accounting Oversight Board (“PCAOB”) has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

Under the HFCAA, the PCAOB has the responsibility for determining that it is unable to inspect or investigate completely a registered public accounting firm or a branch or office of such a firm because of a position taken by an authority in a foreign jurisdiction.

The SEC may suspend trading of securities in companies if the PCAOB is unable to inspect an auditor’s records for those foreign companies.  However, our Auditor, QI CPA, LLC QI CPA LLC, an independent registered public accounting firm headquartered in the United States, is not included in the determinations made by the PCAOB on December 16, 2021 in the Accelerating Holding Foreign Companies Accountable Act.

Our auditor is subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis.  Therefore, although we operate in China, the Accelerating Holding Foreign Companies Accountable Act and related regulations do not apply to our auditor, and trading in our securities will not be affected.  If we subsequently change auditors, we will choose another auditor headquartered in the United States.

Item 4. Controls and Procedures, page 28

Comment 2. In your amended filing, please remove the disclosures included under Item 3. Quantitative and Qualitative Disclosures About Market Risk and this Item 4 as those are disclosure requirements of Form 10-Q.

Response 2. The Company has removed the disclosures included under Item 3. Quantitative and Qualitative Disclosures About Market Risk and Item 4. Controls and Procedures.

Exhibits

Comment 3. Please file a full amendment to your Form 10-KT to provide currently dated Section 302 and 906 certifications in Exhibits 31 and 32 that also refer to the correct fiscal year-end period. Refer Rule 13-a14(b) of the Exchange Act.

Response 3. The Company has filed an Amendment to Form 10-KT to provide currently dated Section 302 and 906 certifications in Exhibits 31 and 32 that also refer to the correct fiscal year-end period. Refer Rule 13-a14(b) of the Exchange Act.

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Item 2. Management's Discussion and Analysis

Net Operating Revenues, page 13

Comment 4. We note material changes in your revenues between the comparative periods for both the fiscal year-to-date and the most recent quarter without a corresponding discussion of those results within MD&A. Please revise future filings to provide a discussion of the material changes in the line items of your statement of operations, specifically including revenues, in accordance with Item 303(c) of Regulation S-K.

Response 4. Future filings will provide a discussion of the material changes in the line items of our statement of operations, specifically including revenues, in accordance with Item 303(c) of Regulation S-K.

Sincerely,

Zhi Yang, CEO